UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces First Quarter 2024 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: May 14, 2024

Dingdong (Cayman) Limited Announces First Quarter 2024 Financial Results

SHANGHAI, May 13, 2024 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended March 31, 2024.

First Quarter 2024 Highlights:

•

GMV for the first quarter of 2024 increased by 1.4% year over year to RMB5,525.1 million (US$765.2 million) from RMB5,451.2 million in the same quarter of 2023, while our same-store GMV grew by 4.4% year over year. In March of 2024, GMV reached RMB1,971.1 million (US$273.0 million), an increase of 6.5% year over year.

•	Total number of orders increased by 3.5% year over year in the first quarter of 2024.
•

Non-GAAP net income for the first quarter of 2024 increased by 583.2% year over year to RMB41.5 million (US$5.7 million), the sixth consecutive quarter of non-GAAP profitability, compared with non-GAAP net income of RMB6.1 million in the same quarter of 2023.

•

Net income for the first quarter of 2024 was RMB12.3 million (US$1.7 million), compared with net loss of RMB52.4 million in the same quarter of 2023. Both non-GAAP and GAAP net income this quarter made record highs for the past 12 months.

•	Net cash provided by operating activities for the first quarter of 2024 was RMB94.8 million (US$ 13.1 million), the third consecutive quarter of net operating cash inflow.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “In the first quarter of 2024, we achieved non-GAAP profitability for the sixth consecutive quarter. Notably, we recorded a substantial increase in our net profit margin and revenue growth in March 2024. This success can be largely attributed to Dingdong’s world's leading fresh grocery supply chain capabilities. These capabilities will not only contribute to Dingdong’s continued expansion and profitability within the domestic market but also position the company to make a substantial impact on the global market, generating greater and lasting value. Looking ahead to the remaining months of 2024, and based on the growth we have already observed, we forecast a tangible, sustained improvement in our performance. We think that the strategic advantages of our supply chain capabilities will only become more apparent, and will play a crucial role in boosting our profits and scale. With this in mind, we have raised our expectations for both net profit and scale, and are anticipating considerable year-over-year growth for the second quarter and this year. We are looking to achieve both non-GAAP and GAAP profits in the second quarter and for the entire year of 2024.”

Mr. Song Wang, Chief Financial Officer of Dingdong, stated, “In the first quarter of 2024, our GMV reached 5.53 billion RMB, marking a year-over-year increase of 1.4%. After accounting for the impact of store closures in Sichuan, Chongqing, Guangzhou and Shenzhen, we saw a 4.4% year-over-year increase in existing stores. The company's non-GAAP net profit margin rose to 0.8%, with a year-over-year increase of 0.7 percentage points, while its non-GAAP net profit surged 6.8 times year-over-year. Dingdong also accomplished GAAP profitability in the same period, posting a net profit margin of 0.2%, up by 1.3 percentage points year-over-year, with a net profit growth of 64.7 million RMB. Besides that, the company's operating cash flow net inflow was 95 million RMB, marking its third consecutive quarter of net operating cash inflow. Dingdong’s cash and cash equivalent, restricted cash and short-term investments after deducting the balance of short-term borrowings was 2.09 billion RMB, a net increase for the third consecutive quarter. Our financial performance is improving, with simultaneous growth in revenue and profit, and we have sufficient financial reserves. With all of this in mind, we are confident that we will achieve this year's growth and profit targets.”

First Quarter 2024 Financial Results

Total revenues were RMB5,024.0 million (US$695.8 million) compared with total revenues of RMB4,997.5 million in the same quarter of 2023, primarily due to the rise of number of orders, further growth in Shanghai, Jiangsu and Zhejiang market, and new opened frontline fulfillment stations with density and market penetration improved in East

China. The increase was offset by strategic suspension of operations in a number of cities and stations, more outbound residents from Jiangsu, Zhejiang, and Shanghai during this Chinese New Year, and the impact of the ongoing decline in food CPI prices in the first quarter of 2024.

•	Product Revenues were RMB4,944.3 million (US$684.8 million) compared with product revenues of RMB4,937.8 million in the same quarter of 2023.

•

Service Revenues were RMB79.8 million (US$11.0 million) compared with service revenues of RMB59.7 million in the same quarter of 2023, primarily driven by the increase of customers subscribing to Dingdong's membership program, and more delivery fees collected with more orders in this quarter.

Total operating costs and expenses were RMB5,045.0 million (US$698.7 million) compared with RMB5,043.3 million in the same quarter of 2023, with a detailed breakdown as below:

•

Cost of goods sold was RMB3,488.7 million (US$483.2 million), an increase of 0.8% from RMB3,462.3 million in the same quarter of 2023. Cost of goods sold as a percentage of revenues increased slightly to 69.4% from 69.3% in the same quarter of 2023. Gross margin remained stable at 30.6% compared with the fourth quarter of 2023.

•

Fulfillment expenses were RMB1,147.0 million (US$158.9 million), a decrease of 3.9% from RMB1,193.8 million in the same quarter of 2023. Fulfillment expenses as a percentage of total revenues decreased to 22.8% from 23.9% in the same quarter of 2023. This was mainly due to the increased order volume that boosted operational efficiency. In addition, we optimized the layout of the regional processing centers in the second half of 2023, which will continue to improve their operation efficiency this year.

•

Sales and marketing expenses were RMB111.0 million (US$15.4 million), an increase of 23.7% from RMB89.8 million in the same quarter of 2023. Sales and marketing expenses as a percentage of total revenues increased slightly to 2.2% from 2.1% in the fourth quarter of 2023.

•

General and administrative expenses were RMB105.0 million (US$14.5 million), an increase of 20.9% from RMB86.8 million in the same quarter of 2023, mainly due to the increase of professional service fees.

•

Product development expenses were RMB193.3 million (US$26.8 million), a decrease of 8.2% from RMB210.6 million in the same quarter of 2023, primarily due to lower share-based compensation expenses. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

Loss from operations was RMB11.1 million (US$1.5 million), compared with operating loss of RMB50.1 million in the same quarter of 2023.

Non-GAAP income from operations, which is a non-GAAP measure for loss from operations that excludes share-based compensation expenses, was RMB18.1 million (US$2.5 million), increased by 115.2% year over year, compared with Non-GAAP income from operations of RMB8.4 million in the same quarter of 2023.

Net income was RMB12.3 million (US$1.7 million), compared with net loss of RMB52.4 million in the same quarter of 2023.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB41.5 million (US$5.7 million), increased by 583.2% year over year, compared with non-GAAP net income of RMB6.1 million in the same quarter of 2023. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 0.8% compared with 0.1% in the same quarter of 2023.

Basic and diluted net income per share were RMB0.03 (US$0.00), compared with net loss per share of RMB0.17 in the same quarter of 2023. Non-GAAP net income per share, basic and diluted, was RMB0.12 (US$0.00), compared with RMB0.01 in the same quarter of 2023.

Cash and cash equivalents, restricted cash and short-term investments were RMB4,510.1 million (US$624.6 million) as of March 31, 2024, compared with RMB5,309.7 million as of December 31, 2023. We have been working diligently to optimize our capital usage and financing structure. The cash and cash equivalents, restricted cash and short-term investments deducted the balance of short-term borrowings, is RMB 2.09 billion, a net increase for the three consecutive quarter.

Guidance

The Company has raised its expectations for both net profit and scale, and is anticipating considerable year-over-year growth for the second quarter and this year. The Company is looking to achieve both non-GAAP and GAAP profits in the second quarter and for the entire year of 2024.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Monday, May 13, 2024 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	2427862

The replay will be accessible through May 20, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	6170740

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, non-GAAP net income attributable to ordinary shareholders and non-GAAP net income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,209,225	1,131,012	156,643
Restricted cash	480	462	64
Short-term investments	4,099,977	3,378,613	467,932
Accounts receivable, net	107,879	103,902	14,390
Inventories, net	471,872	450,144	62,344
Advance to suppliers	73,732	55,378	7,670
Prepayments and other current assets	187,486	206,046	28,538
Total current assets	6,150,651	5,325,557	737,581

Non-current assets:
Property and equipment, net	189,084	164,389	22,768
Operating lease right-of-use assets	1,262,134	1,169,394	161,959
Other non-current assets	96,687	90,848	12,582
Total non-current assets	1,547,905	1,424,631	197,309

TOTAL ASSETS	7,698,556	6,750,188	934,890

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,422,183	1,313,140	181,868
Customer advances and deferred revenue	240,280	249,652	34,576
Accrued expenses and other current liabilities	656,408	702,075	97,236
Salary and welfare payable	233,073	267,213	37,009
Operating lease liabilities, current	653,529	599,799	83,071
Short-term borrowings	3,300,214	2,422,163	335,466
Total current liabilities	6,505,687	5,554,042	769,226

Non-current liabilities:
Operating lease liabilities, non-current	568,039	527,817	73,102
Other non-current liabilities	126,206	127,892	17,713
Total non-current liabilities	694,245	655,709	90,815

TOTAL LIABILITIES	7,199,932	6,209,751	860,041

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	116,090	118,339	16,390

TOTAL MEZZANINE EQUITY	116,090	118,339	16,390

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,061,992	14,091,199	1,951,607
Treasury stock	(20,666)	(23,850)	(3,303)
Accumulated deficit	(13,679,965)	(13,669,941)	(1,893,265)
Accumulated other comprehensive income	21,169	24,686	3,419

TOTAL SHAREHOLDERS' EQUITY	382,534	422,098	58,459

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,698,556	6,750,188	934,890

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	4,937,763	4,944,289	684,776
Service revenues	59,715	79,755	11,046

Total revenues	4,997,478	5,024,044	695,822

Operating costs and expenses:
Cost of goods sold	(3,462,337)	(3,488,696)	(483,179)
Fulfillment expenses	(1,193,765)	(1,146,982)	(158,855)
Sales and marketing expenses	(89,758)	(111,048)	(15,380)
Product development expenses	(210,635)	(193,262)	(26,766)
General and administrative expenses	(86,842)	(105,028)	(14,546)

Total operating costs and expenses	(5,043,337)	(5,045,016)	(698,726)

Other operating (loss)/ income, net	(4,197)	9,858	1,365
Loss from operations	(50,056)	(11,114)	(1,539)
Interest income	33,751	40,298	5,581
Interest expenses	(28,876)	(16,773)	(2,323)
Other income, net	2,866	1,561	216

(Loss) /Income before income tax	(42,315)	13,972	1,935

Income tax expenses	(10,076)	(1,699)	(235)

Net (loss)/income	(52,391)	12,273	1,700

Accretion of redeemable noncontrolling interests	(2,060)	(2,249)	(311)

Net (loss)/income attributable to ordinary shareholders	(54,451)	10,024	1,389

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
Net (loss)/ income per Class A and Class B ordinary share:
Basic and diluted	(0.17)	0.03	—
Shares used in net (loss)/income per Class A and Class B ordinary share computation:
Basic	324,539,178	325,024,592	325,024,592
Diluted	324,539,178	328,469,733	328,469,733
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(26,478)	3,517	487

Comprehensive (loss)/income	(78,869)	15,790	2,187

Accretion of redeemable noncontrolling interests	(2,060)	(2,249)	(311)

Comprehensive (loss)/income attributable to ordinary shareholders	(80,929)	13,541	1,876

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)

Net cash (used in) / generated from operating activities	(306,839)	94,775	13,126

Net cash generated from investing activities	669,811	708,001	98,057

Net cash used in financing activities	(432,873)	(881,234)	(122,049)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(3,209)	228	31
Net decrease in cash and cash equivalents and restricted cash	(73,110)	(78,230)	(10,835)

Cash and cash equivalents and restricted cash at the beginning of the period	1,858,951	1,209,704	167,542
Cash and cash equivalents and restricted cash at the end of the period	1,785,841	1,131,474	156,707

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2023	2024		2024
	RMB	RMB		US$
	(Unaudited)
Loss from operations	(50,056)	(11,114)		(1,539)
Add: share-based compensation expenses (1)	58,462	29,207		4,045

Non-GAAP income from operations	8,406	18,093		2,506

Operating margin	(1.0% )	(0.2%	)	(0.2%	)
Add: share-based compensation expenses	1.2%	0.6%		0.6%
Non-GAAP operating margin	0.2%	0.4%		0.4%

Net (loss)/income	(52,391)	12,273		1,700
Add: share-based compensation expenses (1)	58,462	29,207		4,045

Non-GAAP net income	6,071	41,480		5,745

Net (loss)/income margin	(1.1% )	0.2%		0.2%
Add: share-based compensation expenses	1.2%	0.6%		0.6%
Non-GAAP net income margin	0.1%	0.8%		0.8%

Net (loss)/income attributable to ordinary shareholders	(54,451)	10,024		1,389

Add: share-based compensation expenses (1)	58,462	29,207		4,045

Non-GAAP net income attributable to ordinary shareholders	4,011	39,231		5,434

Net (loss)/income per Class A and Class B ordinary share:
Basic and diluted	(0.17)	0.03		—
Add: share-based compensation expenses	0.18	0.09		—
Non-GAAP net income per Class A and Class B ordinary share:

Basic and diluted	0.01	0.12		—

(1) Share-based compensation expenses are recognized as follows:

For the three months ended March 31,
2023	2024	2024
RMB	RMB	US$
(Unaudited)

Fulfillment expenses	11,970	3,974	550
Sales and marketing expenses	789	1,155	160
Product development expenses	28,424	15,544	2,153
General and administrative expenses	17,279	8,534	1,182

Total	58,462	29,207	4,045